Exhibit 99.1

Maximizing

The Value of Assets

First Quarter 2004 Report

PROFILE

ADB Systems International Ltd. (“ADB”) delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value.  ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services.  Current customers and partners include BP, GE Commercial Equipment Finance, Halliburton Energy Resources, HFK, the National Health Service (UK), permanent TSB, Talisman Energy, Vesta Insurance and Vinmonopolet.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager LLC, a joint venture launched with GE Capital Corporation.

ADB is headquartered in Mississauga (Canada) and maintains offices in Stavanger (Norway), Tampa (U.S.A.), Dublin (Ireland), and London (U.K.).  The Company’s shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBY).

For more information, please visit www.adbsys.com.

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LETTER TO SHAREHOLDERS

Dear Shareholders,

Since our last letter to shareholders, ADB has been busy expanding our relationships with customers, building our joint venture with GE, and introducing new technology that helps organizations get more value from their capital assets.  As evidenced by our bottom-line improvements and customer activities in the first quarter, ADB’s outlook continues to be very promising.

Financial Results

ADB reported revenues of $1.18 million in the first quarter.  This compares to $1.49 million achieved in the fourth quarter of 2003 and $1.26 million and the same period of 2003.

Because of the timing of some of our new customer agreements and our focus on ramping up our joint venture with GE, ADB’s revenue in the first quarter was generated primarily from activities associated with existing customers.

ADB recorded a net loss for the period of $1.39 million or $0.02 per basic share.  This compares to a net loss in the fourth quarter of 2003 of $1 million or $0.02 per basic share and $1.76 million or $0.03 per basic share in the same period of 2003.

Consistent with previous guidance, our operating activities generated cash inflows of $291,000 in the quarter.  This compares to cash outflows of $629,000 for the same period in 2003.  This marks the first quarter that ADB has realized positive cash flow from operations in its history.

Other Achievements

In addition to our financial performance, ADB achieved a number of noteworthy accomplishments in the first quarter, such as The National Health Service’s expanded use of ADB’s on-line procurement technology, the development of new asset-tracking technology for GE Asset Manager, the signing of customer agreements through our GE joint venture with Kraft Foods, and the development of new capabilities to help oil and gas companies in the North Sea streamline procurement, material management, maintenance and documentation processes.

Outlook

Based on our recent financial performance improvements, ongoing customer activities and the initial success of our joint venture with GE, we believe that ADB’s long-term outlook continues to be very promising.  In particular, as major projects with the NHS and GE Asset Manager get underway, we believe that we will experience a 10 percent revenue growth in Q2 over Q1, and will sustain this trend for the balance of 2004.

Subsequent to quarter end, ADB entered into a financing agreement that will generate proceeds of $500,000 through the issuance of convertible interest bearing secured notes to a group of private investors.  This new funding will be used to support our day-to-day activities as we build up the sales and marketing efforts of our GE Asset Manager joint venture.  Additionally, the funding will be used to support our cash flow in Q2 where we typically experience one-time expenses related to accounting and filing activities.

Yours truly,

Jeff Lymburner, CEO
May 2004

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CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars) (Unaudited)

	March 31 2004	December 31 2003

ASSETS

CURRENT
Cash	$718	$432
Marketable securities	13	13
Accounts receivable	1,023	1,384
Deposits and prepaid expenses	163	118
	1,917	1,947

CAPITAL ASSETS (Note 3)	230	266
ACQUIRED SOFTWARE	564	846
ACQUIRED AGREEMENTS	113	150
TRADEMARKS AND INTELLECTUAL PROPERTY	1	2
	$2,825	$3,211

LIABILITIES

CURRENT
Accounts payable	$948	$700
Accrued liabilities	834	670
Deferred revenue	621	91
	2,403	1,461

SECURED SUBORDINATED NOTES (Note 4)	493	721
	2,896	2,182

NON-CONTROLLING INTEREST	3	3

SHAREHOLDERS’ (DEFICIENCY) EQUITY

Share capital (Note 5(a) and (b))	98,060	97,674
Contributed surplus	1,289	1,289
Warrants (Note 5(c))	366	324
Stock options	926	898
Conversion feature on secured subordinated notes (Note 4)	338	497
Cumulative translation account	96	106
Deficit	(101,149)	(99,762)
	(74)	1,026

	$2,825	$3,211

See accompanying notes to interim consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of Canadian dollars, except per share amount) (Unaudited)

	Quarter ended March 31
	2004	2003

Revenue (Note 6)	$1,184	$1,261

General and administrative	1,042	1,122
Sales and marketing	283	319
Software development and technology	795	863
Employee stock options (Note 7)	28	2
Depreciation and amortization	356	601
Interest expense	67	100
Interest income	(1)	(5)
	2,570	3,002
Loss before the undernoted	(1,386)	(1,741)

Loss on disposal of capital assets	(1)	(16)

NET LOSS FOR THE PERIOD	$(1,387)	$(1,757)

LOSS PER SHARE	$(0.02)	$(0.03)

CONSOLIDATED STATEMENTS OF DEFICIT

(in thousands of Canadian dollars) (Unaudited)

	Quarter ended March 31
	2004	2003
DEFICIT, BEGINNING OF PERIOD	$(99,762)	$(96,947)
NET LOSS FOR THE PERIOD	(1,387)	(1,757)
DEFICIT, END OF PERIOD	$(101,149)	$(98,704)

See accompanying notes to interim consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian Dollars) (Unaudited)

	Quarter ended March 31
	2004	2003

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the period	$(1,387)	$(1,757)
Items not affecting cash:
Depreciation and amortization	356	601
Employee stock options	28	2
Non-cash interest expense	39	96
Loss on disposal of capital assets	1	16
	(963)	(1,042)
Changes in non-cash operating working capital	1,254	413
	291	(629)

INVESTING
Capital assets	(7)	(11)
Proceeds from disposal of capital assets and strategic investments	—	27
	(7)	16

FINANCING
Issuance of common shares for cash	2	32
	2	32

NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	286	(581)

CASH, BEGINNING OF PERIOD	432	1,337
CASH, END OF PERIOD	$718	$756

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS

Income taxes	$—	$—
Interest expense	$2	$4

See accompanying notes to interim consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS  (Unaudited)

For the Three-Month Periods Ended March 31, 2004 and 2003

1.              SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of ADB Systems International Ltd. (“ADB” or the “Company”) should be read in conjunction with the Company’s most recent annual audited financial statements.  The accompanying unaudited consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) for the purposes of interim financial information. Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the three years ended December 31, 2003.

Stock-based Compensation.

The Canadian Institute of Chartered Accountants issued Handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” effective January 1, 2002.  During the fourth quarter of fiscal 2003, the Company elected to adopt the fair value method for stock-based compensation on a prospective basis. As a result, the 2003 annual financial statements reflect the cost of stock-based compensation to employees effective January 1, 2003.  Accordingly, the expenses previously reported for the quarter ended March 31, 2003, increase by $2,000. The impact of this standard is disclosed in Note 7 to the interim consolidated financial statements.

2.              CONTINUATION OF THE BUSINESS

While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities during the normal course of operations, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including an increase in revenue and additional forms of debt or equity financing.  Additional debt or equity financings such as issuance of loans or debentures, issuance of shares, conversion of warrants and exercise of options in the amount of $3.7 million are estimated to be required for the remainder of 2004.  The Company cannot provide assurance that efforts to raise such additional financings will be successful.

These financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses and the balance sheet classifications used.

Management believes that continued existence beyond 2004 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties.

3.              CAPITAL ASSETS

	March 31, 2004			December 31, 2003
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	(in thousands)

Computer hardware	$2,595	$2,458	$137	$2,588	$2,428	$160
Computer software	28	7	21	28	—	28
Furniture and fixtures	403	331	72	411	333	78
Leasehold improvements	151	151	—	151	151	—
	$3,177	$2,947	$230	$3,178	$2,912	$266

4.              SECURED SUBORDINATED NOTES

a) During the year ended December 31, 2003, the Company issued Series E secured subordinated notes with a face value of $1.0 million for net proceeds of $994,000.  The Series E notes have an annual rate of interest of 11% paid quarterly in arrears, mature August 19, 2006 and are convertible into equity units at a price of $0.35 per unit.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The Series E secured subordinated notes will automatically convert into units when the share price of the Company closes above $0.70 for five consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash.  As part of this private placement, the Company issued 30,000 common share-purchase warrants to an associate of Stonestreet Limited Partnership (“Stonestreet”) in consideration for professional fees.  Each such warrant entitles the holder to purchase one common share of the Company for $0.50 at any time up to and including August 18, 2006.

The Series E notes were issued to private investors including an amount totaling $100,000 issued to directors and/or senior officers of the Company. Costs in the amount of $6,000 associated with the issuance of the Series E secured subordinated notes were recorded as a reduction of the equity component of these notes.

As required by Canadian GAAP, the Company has separated the liability and equity components of the Series E secured subordinated notes.  The Company has determined the fair value of the debt component of the Series E notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company has determined the fair value of the conversion feature at the issue date of the Series E notes using the Cox Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $596,000, $292,000 and $106,000, respectively.  The liability component will be accreted to $1 million over the term of the Series E notes through the recording of non-cash interest expense until such date at which the underlying notes are converted into common shares.

b) During the year ended December 31, 2002, the Company issued a total of $1.12 million in principal of secured subordinated notes in four series.  At the end of fiscal 2003, Series D notes, which were issued to private investors including directors and/or senior officers of the Company, with a nominal value of $115,000, remained outstanding.  Series D notes are due December 31, 2004, and have an interest rate of 8%.  On October 22, 2002, after obtaining shareholder approval, Series D notes became convertible into equity units at $0.12 per unit at the option of the holder.  Each Series D equity unit consists of one common share and one-half common share purchase warrant, with each whole warrant exercisable into one common share at $0.14.

As required by Canadian GAAP, the Company separated the liability and the equity components of the Series D secured subordinated notes.  Using the Cox-Rubinstein binominal valuation model, the Company determined the fair values of the conversion feature and attached warrants at the issue dates of the secured subordinated notes. The fair values, on the valuation date, of the conversion feature of the units, comprised of shares and attached warrants, and liability components of the remaining $115,000 of Series D notes issued were $73,000, $35,000 and $7,000 respectively. The $7,000 liability component is being accreted to $115,000 over the term of the Series D notes through the recording of non-cash interest expense until such date at which the underlying notes are converted into common shares or mature.

c) During the three months ended March 31, 2004, Series E secured subordinated notes with a face value of $400,000 were converted into shares. The following summarizes the nominal and fair values of the liability and the equity components of the Series D and E secured subordinated notes.

	March 31, 2004		December 31, 2003
Secured subordinated notes	Nominal Value	Fair Value	Nominal Value	Fair Value
	(in thousands)
Opening balance	$1,115	$721	$205	$34
Issuance of notes	—	—	1,000	596
Non-cash interest	—	39	—	112
Conversion of notes	(400)	(267)	(90)	(21)
Closing balance	$715	$493	$1,115	$721

Conversion features on secured subordinated notes including conversion feature of attached warrants	March 31, 2004		December 31, 2003

	Common Shares	Fair Value	Common Shares	Fair Value
	(in thousands)

Opening balance	5,723	$497	2,562	$175
Issuance of notes	—	—	4,286	398
Conversion of notes	(1,714)	(159)	(1,125)	(76)
Closing balance	4,009	$338	5,723	$497

5.              SHARE CAPITAL

a) Authorized

Unlimited number of common shares

Unlimited number of preference shares — issuable in series

	March 31, 2004		December 31, 2003
b) Common Shares	Shares	Amount	Shares	Amount
	(in thousands of shares and dollars)

Opening balance	59,423	$97,674	50,140	$95,633

Shares issued pursuant to:
Private placement	—	—	5,181	1,254
Re-issuance of treasury shares	98	—	—	—
Exercise of warrants	—	—	3,313	703
Conversion of debentures	1,143	384	750	72
Exercise of options	10	2	39	12
Closing balance	60,674	$98,060	59,423	$97,674

	March 31, 2004		December 31, 2003
c) Share-purchase Warrants	Warrants	Amount	Warrants	Amount
	(in thousands of shares and dollars)

Opening balance	5,338	$324	6,121	$1,599

Warrants issued pursuant to:
Private placement	—	—	2,733	—
Strategic marketing agreement	—	—	—	226
Conversion of debentures	571	42	375	27
In lieu of fees	—	—	30	—

Warrants exercised	—	—	(608)	(1,289)
Warrants cancelled	—	—	(3,313)	(239)
Closing balance	5,909	$366	5,338	$324

6.              SEGMENTED INFORMATION

The Company operates in several reportable geographic segments: North America, Ireland and the United Kingdom, and Norway.

	Three months Ending March 31
	2004	2003
	(in thousands)

Net revenue by geographic region
North America	$292	$230
Ireland and U.K.	64	303
Norway	828	728
	$1,184	$1,261

	March 31, 2004		December 31, 2003
	(in thousands)
	Capital Assets	Intangible and Other Assets	Capital Assets	Intangible and Other Assets
Assets by geographic region
North America	$92	$114	$106	$152
Ireland and U.K.	10	—	16	—
Norway	128	564	144	846
	$230	$678	$266	$998

7.              STOCK BASED COMPENSATION

During the fourth quarter of fiscal 2003, the Company prospectively adopted the accounting recommendations contained in the CICA Handbook Section 3870 — “Stock-based Compensation and Other Stock-based Payments” effective January 1, 2003.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.  Commencing in fiscal 2003, the Company records a compensation expense for stock options granted to employees on or after January 1, 2003, based on the fair value method of accounting.  For the quarter ended March 31, 2004, the employee stock option expense was $28,000.  As a result of the early adoption of these recommendations, the expenses previously reported in the first quarter of 2003 increased by $2,000 with the quarterly net loss previously reported as $1,755,000, increasing to $1,757,000.

Prior to the year ended December 31, 2003, the Company did not record a compensation expense for stock options granted to employees.  Instead, the Company disclosed the pro forma net income (loss) and the pro forma income (loss) per share had the Company adopted the fair value method of accounting for stock-based compensation awarded on or after January 1, 2002.

The Company determined the fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	Three Months Ended March 31
	2004	2003
Dividend yield	—	—
Risk free interest rate	3.53%	3.52%
Expected volatility	137.32%	124.43%
Expected term, in years	3.0	2.0

For the three months ended March 31, 2004 and 2003, the amortization of the value of the stock-based compensation granted by the Company to employees in 2002, over the vesting period of the awards as specified under CICA 3870, would have resulted in the following pro forma loss attributable to common shareholders and pro forma basic and diluted loss per share:

	Three Months Ended March 31
	2004	2003
	(in thousands)
Loss attributable to common shareholders
As reported	$(1,387)	$(1,757)
Pro forma	$(1,387)	$(1,823)
Basic and diluted loss per share
As reported	$(0.02)	$(0.03)
Pro forma	$(0.02)	$(0.04)

8.         RELATED PARTY TRANSACTIONS

On August 30, 2002, the Company entered into a series of agreements with a lender, an unrelated party, whereby the lender granted to the Company a secured demand loan in the aggregate principal amount of $2 million.  The Company and the same unrelated party also entered into an arrangement whereby on-line retail operations would be conducted by Bid.Com International Ltd. (“Bid.Com Ltd.”).  These operations utilized the on-line retail technology, experience and expertise of the Company developed and operated under the name “Bid.Com International Inc.” in the on-line selling of consumer products to be supplied by the lender.

The loan matured on June 30, 2003.  On June 30, 2003, the Company transferred to the lender 100 percent of the issued shares of Bid.Com Ltd. in full settlement of the outstanding principal and accrued interest owing to the lender.

Prior to the transfer, the Company owned 100 percent of the issued and outstanding shares of Bid.Com Ltd., but had determined that, for accounting purposes, consolidation of Bid.Com Ltd. was not appropriate.  This determination was based upon the Company’s evaluation of its ability to determine the strategic operating policies of Bid.Com Ltd. without the cooperation of others, its ability to obtain future economic benefits from the resources of Bid.Com Ltd., and its exposure to the related risks of ownership.  Therefore, the Company accounted for its investment in Bid.Com Ltd. on the equity basis.  The Company was not exposed to losses incurred by Bid.Com Ltd., and accordingly this investment was carried at a nominal amount.

Revenue of $15,000 related to support and maintenance services provided to Bid.Com Ltd. has been included in the consolidated results of the Company for the quarter ended March 31, 2003.  In addition, during that quarter, the Company charged overhead-related costs of $38,000 for rent, connectivity and management fees to Bid.Com Ltd.  These overhead charges have been recorded as a reduction of expenses in the consolidated financial statements for the quarter ended March 31, 2003.

9.              SUBSEQUENT EVENT

On May 11, 2004, the Company entered into a agreement with First Associates Investments Inc. to act as Agent in raising up to $5 million, on a best efforts basis, in secured convertible debt (“Notes”).  The Notes have a three-year term and bear an interest rate of 7% per annum, paid quarterly in arrears.  The debt can be converted at anytime by the lender, following a four-month hold period, into units at a conversion price of $0.31.  Each unit consists of one common share and one-half of one common share purchase warrant, with each full warrant being exercisable into a common share at an exercise price of $0.50.  Each warrant will expire three years from the date of closing.  The Notes will convert automatically if the Company’s weighted average share price reaches $0.70 or more over a ten-day trading period.  If the Notes remain unconverted at the end of the term the Company will be required to repay the principal in cash.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

Comparison of the Quarters Ended March 31, 2004 and March 31, 2003.

This section compares the unaudited consolidated financial results for the three months ending March 31, 2004 and March 31, 2003 and analyzes significant changes in the financial statement components, which comprise the consolidated statement of operations, consolidated balance sheets and consolidated statements of cashflows.

Overview:  Net loss for the quarter was $1.4 million, or $0.02 per share, compared to net loss of $1.8 million, or $0.03 per share, for the same quarter of 2003.  Total expenses decreased by $432,000 or 14.4% this quarter when compared to the same quarter last year.

Revenue: Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training and transaction fees from on-line activities performed for customers.  Overall revenue decreased to  $1.2 million for the quarter ended March 31, 2004 from $1.3 million for the quarter ended March 31, 2003.  This decrease is attributable to delays in anticipated Ireland and U.K. customer activities in the quarter.

General and Administrative: General and administrative expenses decreased to $1.0 million for the quarter ended March 31, 2004 from $1.1 million for the quarter ended March 31, 2003, a decrease of 7.1%.  Major expense savings over the same period last year included reductions in staffing, and a decrease in foreign exchange losses. These savings were partially offset by increased investor relations and professional fees.

Sales and Marketing:  Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the quarter ended March 31, 2004 sales and marketing costs amounted to $283,000, as compared to $319,000 in the same period of 2003.  Expense savings were achieved from reductions in staffing and associated travel activities.

Software Development and Technology:  For the quarter ended March 31, 2004 these costs amounted to $795,000 compared with $863,000 for the first quarter of 2003.  The decrease in costs is primarily due to lower payroll costs resulting from a favourable exchange rate variance between the Canadian dollar and the Norwegian krone.

Depreciation and Amortization:  Depreciation and amortization expense was  $356,000 for the quarter ended March 31, 2004 as compared to $601,000 for the quarter ended March 31, 2003.  The depreciation and amortization expense in 2003 included $257,000 in amortization of deferred financing charges.  These deferred charges had been fully amortized by the end of 2003.

Interest Expense:  Interest expense was $67,000 for the quarter ended March 31, 2004, compared to $100,000 for the same quarter of 2003.  Interest expense for 2003 included interest on a demand loan that was not outstanding in 2004.  This expense savings was partially offset by increased interest in 2004 relating to the secured subordinated notes.

Interest Income: Interest income was $1,000 for the quarter ended March 31, 2004, as compared to $5,000 for the quarter ended March 31, 2003.  Interest income reflects interest from investments in cash and existing marketable securities, which have declined in comparison to the first quarter of 2003.

Loss on Disposal of Capital Assets: Loss on disposal of capital assets amounted to $1,000 for the quarter ended March 31, 2004 compared with a loss of $16,000 for the first quarter of 2003.  In the quarter ended March 31, 2004, the Company realized a loss from the disposal of surplus office furniture.  During the same quarter for the previous year, the Company realized a loss of $23,000 from the disposal of office furniture that was offset by a realized gain on the disposal of computer hardware.

Cash Flows

Comparison of the Quarter Ended March 31, 2004 and March 31, 2003.

Operating Activities: Operating activities generated cash inflows of $291,000 for the first quarter of 2004 as compared to cash outflows of $629,000 generated from operating activities in the first quarter of 2003.  A lower operating loss and management of changes in working capital resulted in the improved cash flow from operations during the quarter.

Investing Activities:  Investing activities produced cash outflows of $7,000 for the three-month period ended March 31, 2004 as compared to net cash inflows of $16,000 for the three-month period ending March 31, 2003.  Cash flows from investing activities were the result of acquisition of new capital assets and the disposal of capital assets that were no longer needed for both quarters.

Financing Activities:  Minimal cash inflows from financing activities were recorded during the quarter ended March 31, 2004 compared to slightly higher cash inflows incurred during the same quarter last year.  Cash inflows during the quarter in both years related to the exercise of employee stock options.

Contractual Obligations

As at March 31, 2004, the Company’s contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

	Total	Balance of 2004	2005	2006	2007	2008
	(in thousands)

Operating leases	$378	$174	$113	$43	$24	$24
License agreements	613	97	129	129	129	129
Secured subordinated notes(a)	715	115	—	600	—	—
	$1,706	$386	$242	$772	$153	$153

(a) Assumes secured subordinated notes are held to maturity.

Financial Condition

Liquidity:  Cash and marketable securities increased by $286,000 to $731,000 as at March 31, 2004 from $445,000 as at December 31, 2003.

Current assets of $1.917 million exceeded current liabilities (excluding deferred revenue) of $1.782 million at the end of the first quarter of 2004 by $135,000.  Current assets of $1.947 million exceeded current liabilities (excluding deferred revenue) of $1.370 million by $577,000 at the end of the fourth quarter of 2003. Deferred revenue has been excluded from current liabilities as it is expected to be settled by the provision of services rather than cash.

Capital Resources: There were minor additions to capital assets during the quarter ended March 31, 2004.

Funding: The Company has not earned operating profits to date and, at March 31, 2004, has an accumulated deficit of $101.149 million.  The Company expects to incur further losses into 2004 and there can be no assurance that it will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments, option exercises and cash flow from operations.  Since inception, the Company has received aggregate net proceeds of $84.2 million from debt and equity financing and has realized $23.7 million in gains on investment disposals.

The Company expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. Although the Company achieved positive cash flows from operations for the three months ended March 31, 2004, we estimate that additional funding of working capital in the amount of $3.7 million will be required for 2004. The Company expects to obtain the additional working capital funding through additional debt or equity financings such as issuance of loans or debentures, issuance of shares, conversion of warrants and exercise options. However, the Company cannot provide assurance that efforts to raise such additional financings will be successful.  The actual amount of funds that will be required during the interim period will be determined by many factors, some of which are beyond the Company’s control. As a result, the Company may require funds sooner or in greater amounts than currently anticipated.

This quarterly report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of US federal securities laws. These include, among others, statements about expectations of future revenues, cash flows and cash requirements. Forward- looking statements are subject to risks and uncertainties that may cause the Company’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and the successful development and implementation of technology, acceptance of the Company’s products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company’s plans will be achieved.

CORPORATE DIRECTORY

Directors

Jeffrey Lymburner

CEO

T. Christopher Bulger (1), (2)

CEO, Megawheels

Paul Godin(2)

Jim Moskos

President,

ADB Technology Group

Jan Edvin Pederson

President, ADB Systemer,

Norwegian Operations

Rick Robertson (1)

Associate Professor of Business

Richard Ivey School of Business

Glen Whyte

Associate Dean

Joseph L. Rotman School of Management

(1)Member of Audit Committee

(2)Member of the Management Resources and Compensation Committee

Officers

Jeffrey Lymburner

CEO

Jim Moskos

President,

ADB Technology Group

Jan Edvin Pederson

President, ADB Systemer,

Norwegian Operations

Mike Robb, CMA

CFO

Aidan Rowsome

Vice President,

Global Sales

ADB Systems Offices

North America

Corporate Headquarters

ADB Systems

International Ltd.

6725 Airport Road,

Suite 201

Mississauga, Ontario

L4V 1V2

1 888 287 7467

ADB Systems

International Ltd.

3001 North Rocky Point

Drive, Suite 200

Tampa, Florida

33607

1 888 750 7467

Europe

ADB Systemer AS

Vingveien 2, N-4050

Sola, Norway

+ 47 51 64 71 00

ADB Systems Limited

3000 Cathedral Hall

Guildford, Surrey

GU2 7YB

+ 44 (0) 1483 243500

ADB Systems

International Ltd.

52 Broomhill Rd., Ste 108

Tallaght, Dublin 24

Ireland

+ 353 1 431 0513

Additional Shareholder Information

www.adbsys.com

investor-relations@adbsys.com

Registrar and Transfer Agent

Equity Transfer Services

120 Adelaide Street

Suite 420

Toronto, Ontario, Canada

Auditors

Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario, Canada

Lawyers

Gowlings, Toronto

Brown Raysman, New York

Stock Exchange Listings

Toronto Stock Exchange

Symbol: ADY

OTC Bulletin Board

Symbol: ADBY

Shares Outstanding

(March 31, 2004)

Issued: 60,674,006